UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIESPURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933			OMB APPROVAL OMB Number: 3235-0101 Expires: February 28, 2014 Estimated averge burden hours Per response………1.0

SEC USE ONLY
DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.			CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) RESTORATION HARDWARE HOLDINGS, INC.	(b) IRS IDENT. NO. 45-3052669	(c) S.E.C. FILE NO. 001-35720	WORK LOCATION

(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE		(e) TELEPHONE NO.
15 KOCH ROAD, SUITE J, CORTE MADERA, CA 94925		AREA CODE 415	NUMBER 924-1005
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD CP HOME HOLDINGS, LLC	(b) RELATIONSHIP TO ISSUER 10% HOLDER	(c) ADDRESS STREET CITY STATE ZIP CODE 599 WEST PUTNAM AVE, GREENWICH, CT 06830

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
COMMON	Morgan Stanley & Co. LLC 1585 Broadway New York, New York 10036		3,978,731	$260,527,305.88 See Remarks (1)	38,912,765	9/30/13	NYSE

INSTRUCTIONS:

1. (a) Name of issuer	3. (a) Title of the class of securities to be sold
(b) Issuer’s I.R.S. Identification Number	(b) Name and address of each broker through whom the securities are intended to be sold
(c) Issuer’s S.E.C. file number, if any	(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d) Issuer’s address, including zip code (e) Issuer’s telephone number, including area code	(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2. (a) Name of person for whose account the securities are to be sold	(f) Approximate date on which the securities are to be sold
(b) Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)	(g) Name of each securities exchange, if any, on which the securities are intended to be sold
(c) Such person’s address, including zip code

TABLE I  SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired(If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
COMMON	8/18/11 and 11/1/12 See Remarks (2)	See Remarks (2).	Issuer, prior to the Issuer’s initial public offering.	25,931,257	8/18/11 and 11/1/12 See Remarks (2).	Reorganization of Issuer and Issuer’s predecessor company. See Remarks (2).

INSTRUCTIONS:    1.   If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2.  If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II  SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount ofSecurities Sold	Gross Proceeds

REMARKS:

(1) Based on closing price of $65.48 per share on September 27, 2013.

(2) On August 18, 2011, Home Holdings, LLC (“Home Holdings”) incorporated the Issuer for the purpose of acquiring all of the stock of Home Holdings’ wholly owned subsidiary, Restoration Hardware, Inc.

On November 1, 2012, pursuant to a reorganization prior to the initial public offering of the Issuer, the Issuer issued additional shares to Home Holdings, and the Issuer acquired all of the outstanding shares of Restoration Hardware, Inc. from Home Holdings.

On September 30, 2013, pursuant to a pro-rata equity distribution by Home Holdings to CP Home Holdings, LLC and the other members of Home Holdings, CP Home Holdings, LLC became the direct owner of 3,978,731 shares of the Issuer without additional consideration.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

September 30, 2013	/s/J. Michael Chu
DATE OF NOTICE	J. Michael Chu, Authorized Person

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)